Exhibit 3.2

AMENDMENT TO THE BYLAWS, AS AMENDED

OF DIFFUSION PHARMACEUTICALS INC.

(Effective as of March 18, 2022)

Section 2.6 of the Bylaws, as amended, of Diffusion Pharmaceuticals Inc. (the “Corporation”) is hereby amended and restated in its entirety as follows:

Quorum. At all meetings of the stockholders, except where otherwise provided by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy duly authorized, of the holders of 33.4% of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Where a separate vote by a class or series or classes or series is required, except where otherwise provided by law or by the Certificate of Incorporation or these Bylaws, 33.4% the outstanding shares of such class or series or classes or series, present in person or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter.